

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2018

Scott Sheldon
Chief Financial Officer
Allegiant Travel Company
1201 North Town Center Drive
Las Vegas, Nevada 89144

>   **Re: Allegiant Travel Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed March 1, 2018**
>   **File No. 001-33166**

Dear Mr. Sheldon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures
Evaluation of disclosure controls and procedures., page 67

1.   Your conclusion refers only to a portion of disclosure controls and procedures defined by Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, it appears your conclusion applies only to the portion referred to. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure